Issuance of preferred shares for LG Card acquisition

Following approval at the BOD meeting, held on December 18, 2006, Shinhan Financial Group decided to issue Redeemable Preferred Shares (“RPS”) and Redeemable Convertible Preferred Shares (“RCPS”) to third parties to fund LG Card acquisition. 28,990,000 RPS (non-dilutive) will be issued at 100,000 won per share (par value 5,000 won), at a total of KRW 2,899,000million, and 14,721,000 RCPS, at 57,806 won per share (par value 5,000 won) at a total of KRW 850,962million. Overall, a total of 43,711,000 shares will be issued at an aggregate price of KRW 3,749,962million.

The expected payment date, January 24, 2007, and issuance date, February 4, 2007, are subject to change depending on further consultations with investors. Although we currently do not plan to list the shares, listing is possible upon shareholder’s demand.

<Dividend Rates>

The specific dividend rate for each preferred shares will be as follows, taking into consideration the retention period by shareholders.

1. For Redeemable Preferred Shares (RPS)

Dividend rate of the year shares are issued (referred to as “1st fiscal year,” the following years will be referred to as the “Xth fiscal year”)

- 7% of issue price X {365 — (Number of days past from beginning of 1st fiscal year to the day before issuance)} / 365

Dividend rate from 2nd fiscal year to the 5th fiscal year

- 7% of issue price

Dividend rate of 6th fiscal year

- {7% of issue rate X [Number of days past from beginning of 6th fiscal year to the day before issuance of the 6th fiscal year] / 365} + {®% of issue price X [Number of days past starting from the issue date of the 6th fiscal year to the last day of the 6th fiscal year] / 365}

* ®% : the 5yr treasury rate on the 5th anniversary of the issuance date + Spread + 100bp

* Spread : 7% — 5yr treasury rate of the date before the issuance date

Dividend rate of the 7th and following fiscal years

- ®% of issue price

2. For Redeemable Convertible Preferred Shares (RCPS)
Apart from the dividend rate being 3.25% instead of 7%, other details are the same as the RPS

<Details of Third Party Assignment>

Please refer to the table below for details related to the third party allocation of shares.

Assignment Party	RPS	RCPS	Total
Private Investment Trust 1) managed by Seoul Asset Management	10,400,000	4,497,800	14,897,800

Ministry of Information and Communication Korea Post	2,400,000	1,037,900	3,437,900

Korean Federation of Community Credit Cooperative	2,520,000	1,089,800	3,609,800

Daegu Bank	700,000	518,900	1,218,900

Korea Local Administration Official’s Mutual Fund	2,520,000	1,868,300	4,388,300

Government Employees Pension Corporation	700,000	518,900	1,218,900

Korea Investment & Securities	2,160,000	934,100	3,094,100

Shin Young Securities	2,040,000	882,200	2,922,200

Tong Yang Investment Bank 2)	2,100,000	1,556,900	3,656,900

Tong Yang Insurance 2)	1,050,000	778,400	1,828,400

HungKuk Life Insurance	2,000,000	864,900	2,864,900

HungKuk Ssangyong Fire & Marine Insurance	400,000	172,900	572,900

Note 1) Kookmin Bank is assigned the depositary bank and the number of private investment trusts is yet unconfirmed.

Note 2) SPC’s currently being invested by Tong Yang Investment Bank and Tong Yang Insurance are possible buyers of SFG shares

* “TY 2nd Co.” in the case of Tong Yang Investment Bank and “TY 3rd Ltd.” in the case of Tong Yang Insurance